 c/o Suite 218, 1811 – 4th Street SW

 Calgary , Alberta T2S 1W2, Canada

December 22, 2016

Karl Hiller
Branch Chief, Office of Natural Resources
United States Securities and Exchange Commission Washington, D. C. 20549
USA
c/o Suite 218, 1811 – 4th Street SW Calgary, Alberta T2S 1W2, Canada

Re:   Genoil Inc.
    Form 20-F for the Fiscal Year ended December 31, 2015 Filed May 10, 2016
    Your File No. 0-50766

Dear Mr. Hiller:

I am writing to you further to your letter to the Corporation dated December 13, 2016 (the "SEC Letter"). Please find below the responses of the Corporation to the matters set forth in the SEC Letter. For ease of reference, the numbering of the items below corresponds to the numbering set forth in the SEC Letter.

Form 20-F for the Fiscal Year ended December 31, 2015

1.
The Company accepts that it did not adhere to the financial statements requirements for incorporation by reference that are set forth in Item 19 of Form 20-F and Rule 12b-23 of Regulation 12B. Genoil Inc. is a junior research and development corporation with no net revenues during the past five years, a balance sheet of less than USD 500,000 and very limited capital resources. Genoil requests that the SEC take into consideration that the Company plans to have its 2016 annual audit completed by February 28, 2017 and intends to file the 2016 fiscal year Form 20-F by March 15, 2017, complete with a copy of the 2016 annual audited financial statements, which will present financial information for the three most recent fiscal years. The Company believes that filing amendments to previous years' Forms 20-F, with the previously omitted audited financial data would not provide any meaningful or material information to the investing community as such information is already present in the public domain.

Beginning with the 2016 annual audit, the Company has directed its current auditor that pursuant to Instruction 2 to Item 8.A.2, which requires that the Company's financial statements be audited in accordance with U.S. generally accepted auditing standards (those of the PCAOB) that the auditor's opinion on the Company's financial statements for that fiscal year and going forward will make reference to the standards of the Public Company Accounting Oversight Board (United States).

www.genoil.ca

The Company prays that the aforegoing response is acceptable to the SEC.

In conjunction with the aforegoing responses, the Company aknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

David K. Lifschultz
Chief Executive Officer

www.genoil.ca